SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Aetos Capital Distressed Investment Strategies Fund, LLC
(Name of Issuer)

Aetos Capital Distressed Investment Strategies Fund, LLC
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of class of securities)

Harold Schaaff	With a copy to:
c/o Aetos Capital, LLC 875 Third Avenue New York, New York 10022 (212) 201-2500	Leonard B. Mackey, Jr., Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Person(s) Filing Statement

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee
Transaction Valuation $11,000,000(a)	Amount of Filing Fee $613.80 (b)

(a)Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)Calculated at $55.80 per million of the Transaction Valuation.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	$613.80	Filing Parties: Aetos Capital Distressed Investment Strategies Fund, LLC
Form or Registration No.:	Schedule TO	Date Filed: December 1, 2010

Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

NYB 1483986.3
NYB 1463342.1

Introductory Statement

This final amendment to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 1, 2010 by Aetos Capital Distressed Investment Strategies Fund, LLC (the “Fund”) relating to an offer to purchase up to $11,000,000 of limited liability company interests of the Fund (“Interests”) or portions thereof from members of the Fund (the “Members”) at their net asset value (that is, the value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund which a Member desires to redeem), on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal.  Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on December 1, 2010.

This is the final amendment to the Statement and is being filed to report the results of the Offer.  The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended:

1.           Members that desired to tender an Interest, or a portion of an Interest, were required to submit their tenders by 12:00 midnight, New York time, on December 31, 2010.  Members were allowed to withdraw any tenders of their Interests or portions thereof until the Offer expired at 12:00 midnight, New York time, on December 31, 2010, and, if Interests had not then been accepted by the Fund, at any time after December 31, 2010.

2.           Certain members validly tendered all or a portion of their Interests, designated by the members as $913,033.39 in the aggregate, prior to December 31, 2010 and did not withdraw such tenders prior to December 31, 2010.  Those tenders were accepted for purchase by the Fund in accordance with the terms of the offer.

3.           The net asset value of the Interests or portion thereof tendered pursuant to the offer was calculated as of December 31, 2010.

4.           The payment of the purchase price of the Interests or portions thereof tendered was made on January 26, 2011 to the Members whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct

AETOS CAPITAL DISTRESSED INVESTMENT
STRATEGIES FUND, LLC

/s/ Michael Klein
President

January 28, 2011

E-